Exhibit 8.1

December 19, 2006

Barclays Bank PLC,

1 Churchill Place

London, E14 5HP

England.

Ladies and Gentlemen:

We have acted as counsel to Barclays Bank PLC (the “Company”) in connection with the preparation and filing by the Company with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, of the pricing supplement, dated December 19, 2006 (the “Pricing Supplement”), relating to the public offering by the Company of the iPathSM MSCI India IndexSM ETN due December 18, 2036. The Pricing Supplement supplements the prospectus, dated September 21, 2005, and the prospectus supplement, dated November 1, 2006, filed by the Company with the SEC under the Company’s Registration Statement on Form F-3 (File No. 333-126811).

We hereby confirm to you our opinion as set forth under the heading “Supplemental Tax Considerations” in the Pricing Supplement, subject to the limitations set forth therein.

Very truly yours,

/s/ SULLIVAN & CROMWELL LLP